Exhibit 99.72

ESL Investments, Inc.

1170 Kane Concourse, Suite 200

Bay Harbor Islands, FL 33154

(305) 702-2100

August 14, 2018

Special Committee of the Board of Directors

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

Fellow Board Members,

On April 20, 2018, ESL Investments, Inc. (“ESL” or “we”) wrote to the Board of Directors (the “Board”) of Sears Holdings Corporation (“Sears”) to confirm the view that we had recently expressed to the Board that Sears should aggressively pursue a divestiture of all or a portion of the Kenmore brand and related assets (“Kenmore”), the Home Improvement business of the Sears Home Services division (“SHIP”) and the Parts Direct business of the Sears Home Services division (“Parts Direct”), and to express ESL’s interest in participating in such divestitures.

Since our April 20, 2018 letter, we have worked with the Special Committee of the Board (the “Special Committee”) and its advisors to pursue these potential transactions, including by conducting significant diligence on Kenmore, SHIP and Parts Direct; engaging with a variety of potential financial and strategic partners with respect to these businesses; and negotiating potential asset purchase agreements.

We are writing to submit a non-binding proposal to acquire Kenmore and SHIP and to update the Special Committee regarding our plans with respect to Parts Direct and certain other transactions, as well as to re-emphasize our firm belief that these transactions should be undertaken together with tender and exchange offers designed to allow Sears to reduce its debt, extend its maturity profile and alleviate its liquidity challenges. Together, we believe these transactions would contribute to a comprehensive solution to create a viable and healthy Sears and would provide greater value to all stakeholders than would be available in pursuing other alternatives.

ESL proposes to pursue a cash acquisition of Kenmore based on a cash-free, debt-free enterprise value of $400 million, subject to adjustment in respect of the working capital assets and liabilities of the business at closing. The transaction would be on terms and subject to conditions consistent with those contained in the draft Kenmore asset purchase agreement (the “Kenmore APA”) provided by our counsel to the Special Committee and its advisors. With the Special Committee’s consent, ESL has been discussing with potential partners their participation in the acquisition of Kenmore. As provided in the Kenmore APA, the transaction would be conditioned on our receipt of equity financing from a potential partner on terms acceptable to ESL. We are confident that we will be able to secure such financing prior to closing.

Separately, ESL proposes to pursue a cash acquisition of SHIP based on a cash-free, debt-free enterprise value of $70 million, subject to adjustment in respect of the working capital assets and liabilities of the business at closing. We are prepared to make an additional contingent payment of up to $10 million if the 2018 Adjusted EBITDA of the SHIP business achieves 85% of the SHIP management projections (inclusive of stand-alone adjustments). The transaction would be on terms and subject to conditions consistent with those contained in the draft SHIP asset purchase agreement (the “SHIP APA”) most recently provided to the Special Committee and its advisors.

August 14, 2018

We are prepared to move as quickly as possible to complete our due diligence for transactions involving Kenmore and SHIP and to enter into definitive agreements related thereto as early as August 24, 2018. We believe it is possible to finalize the Kenmore APA and SHIP APA, and commence the “go shop” process that they contemplate, in a timeframe that permits us to close on these acquisitions within 60 to 90 days. As we noted in our May 25, 2018 letter to the Special Committee, speed and certainty here are critical. We believe, therefore, that an expedited process is in the best interest of all parties involved.

While ESL continues to evaluate a potential transaction involving Parts Direct, we have prioritized transactions involving Kenmore and SHIP in light of the complexities of separating Parts Direct from Sears Home Services and the timeline required to complete such a transaction.

Additionally, ESL is planning to engage with potential third party investors to solicit interest in a transaction involving all or portions of Sears’ encumbered real estate (including the assumption of the debt obligations secured by such real estate), with the expectation that such transaction would include an ongoing master lease for some or all of the stores to allow for their continued operation. We believe such a transaction could accelerate, and provide Sears with greater certainty than, its existing real estate divestiture efforts.

We further encourage Sears to engage with its existing debt holders to gather information about their objectives and expectations to help develop a view of how tender or exchange offers for certain series of Sears’ existing debt could be constructed. As a significant holder of Sears’ debt, ESL is prepared to participate in certain such transactions if they would result in a substantial reduction of Sears’ overall leverage.

As you know, we have retained Moelis & Company as financial advisor and Cleary Gottlieb Steen & Hamilton LLP as legal counsel. Please feel free to contact any of the below regarding this proposal.

Lawrence S. Chu Moelis & Company Managing Director (212) 883-4588 LC@moelis.com	Christopher E. Austin Benet O’Reilly Aaron J. Meyers Cleary Gottlieb Steen & Hamilton LLP (212) 225-2000 CAustin@cgsh.com BOReilly@cgsh.com AMeyers@cgsh.com

This letter reflects a non-binding indication of interest. Nothing in this letter should be considered to constitute or create a binding obligation or commitment of ESL to proceed with, or consummate, any transaction. Any transaction among the parties will be subject to, and qualified in its entirety by, the execution and delivery of a mutually acceptable definitive agreement.

We are available to discuss the foregoing at your convenience.

August 14, 2018

Very truly yours,

ESL INVESTMENTS, INC.

/s/ Edward S. Lampert
Edward S. Lampert
Chairman and CEO